Exhibit 12(b)

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
(Dollars in thousands)	2009	2008	2007	2006	2005

Earnings (1):
Income before income tax expense	$ 132,541	$ 205,660	$ 372,518	$ 357,108	$ 380,410
Fixed charges	365,516	387,324	430,134	360,708	225,524
Preferred stock dividends (4)	(28,140)	(4,051)	-	-	-
Other adjustments (2)	125	(576)	(862)	(1,054)	(1,072)
Total earnings (a)	$ 470,042	$ 588,357	$ 801,790	$ 716,762	$ 604,862

Fixed charges (1):
Interest on deposits	$ 122,112	$ 156,774	$ 230,625	$ 195,324	$ 97,406
Interest on borrowings	203,063	213,948	187,221	153,284	116,926
Interest portion of rental expense (3)	11,781	11,850	11,323	10,959	10,059
Preferred stock dividends (4)	28,140	4,051	-	-	-
Other adjustments (5)	420	701	965	1,141	1,133
Total fixed charges (b)	$ 365,516	$ 387,324	$ 430,134	$ 360,708	$ 225,524

Ratio of earnings to fixed charges and preferred stock dividends (a/b)	1.29x	1.52x	1.86x	1.99x	2.68x

Earnings, excluding interest on deposits:
Total earnings	$ 470,042	$ 588,357	$ 801,790	$ 716,762	$ 604,862
Less interest on deposits	122,112	156,774	230,625	195,324	97,406
Total earnings excluding interest on deposits (c)	$ 347,930	$ 431,583	$ 571,165	$ 521,438	$ 507,456

Fixed charges, excluding interest on deposits:
Total fixed charges	$ 365,516	$ 387,324	$ 430,134	$ 360,708	$ 225,524
Less interest on deposits	122,112	156,774	230,625	195,324	97,406
Total fixed charges, excluding interest on deposits (d)	$ 243,404	$ 230,550	$ 199,509	$ 165,384	$ 128,118

Ratio of earnings to fixed charges and preferred stock dividends, excluding interest on deposits (c/d) (6)	1.43x	1.87x	2.86x	3.15x	3.96x

(1)                      As defined in Item 503 (d) of Regulation S-K

(2)                      For purposes of the “earnings” computation, other adjustments include adding the amortization of capitalized interest and subtracting interest capitalized.

(3)                      The appropriate portion of rental expense (generally one-third) deemed representative of the interest factor.

(4)                      Preferred stock dividends represents the pretax earnings that would be required to cover such dividend requirements.

(5)                      For purposes of the “fixed charges” computation, other adjustments include capitalized interest costs.

(6)                      The ratio of earning to fixed charges, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.